OMB Approval
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL REPORTS
FORM X-17A-5

PART III
FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XTX Execution Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-Dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64th Floor, 50 Hudson Yards
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oliver Scott	+44(0) 203 198 3484	oliver.scott@xtxmarkets.com
(Name)	(Area code - Telephone number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Ernst & Young, LLP.
(Name - if individual, state last, first, middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

Date of Registration with PCAOB: 10/20/2003   PCAOB Registration Number: 42

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XTX Execution Services LLC

Statement of Financial Condition

As of December 31, 2025

With Report of Independent Registered Public Accounting Firm

XTX Execution Services LLC
Statement of Financial Condition as of December 31, 2025 (expressed in U.S. dollars in thousands unless otherwise stated)

Contents

XTX Execution Services LLC
Statement of Financial Condition as of December 31, 2025 (expressed in U.S. dollars in thousands unless otherwise stated)

OATH OR AFFIRMATION

I, Eric Swanson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XTX Execution Services LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

DocuSigned by:
Eric Swanson
12C86682F63B4D3...

Title:
CEO

This filing** contains (check all applicable boxes):

☒(a) Statement of financial condition.

☒(b) Notes to consolidated statement of financial condition.

☐(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐(d) Statement of cash flows.

☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐(f) Statement of changes in liabilities subordinated to claims of creditors.

☐(g) Notes to consolidated financial statements.

☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3

☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable

☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒(t) Independent public accountant's report based on an examination of the statement of financial condition.

☐(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable

☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐(z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17-5e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of XTX Execution Services LLC and the Directors of XTX Holdings Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XTX Execution Services LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
February 27, 2026

2

XTX Execution Services LLC
Statement of Financial Condition as of December 31, 2025 (expressed in U.S. dollars in thousands unless otherwise stated)

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

Assets	
Cash and cash equivalents	$31,930
Deposits with clearing organizations and others	254,714
Financial instruments owned, at fair value	410,274
Other assets	1
Total assets	**$696,919**
Liabilities and Member's Equity	
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$400,821
Payable to broker-dealer and clearing organizations	959
Accounts payable, accrued expenses and other liabilities	344
Due to related parties	14,686
Total liabilities	**$416,810**
Member's Equity	
Contributed capital	$249,500
Retained earnings	30,609
Total member's equity	**$280,109**
Total liabilities and member's equity	**$696,919**

The accompanying notes are an integral part of the financial statement

XTX Execution Services LLC
Statement of Financial Condition as of December 31, 2025 (expressed in U.S. dollars in thousands unless otherwise stated)

Notes To The Financial Statement

1. ORGANIZATION AND NATURE OF BUSINESS

XTX Execution Services LLC, (the 'Company') is a U.S. registered broker and dealer under the Securities Exchange Act of 1934. The sole member of the Company is XTX Holdings LLC, a limited liability corporation registered in Delaware. The Company was organized for the purpose of trading securities and operating a single dealer platform (SDP), utilizing a proprietary electronic trading model. Clients of the SDP are registered broker-dealers, and beginning in October 2023 includes institutional clients where the Company acts as an introducing broker. Through the SDP the Company offers Indication of Interest (IOIs) to clients, which they can either accept or reject. The U.S. dollar is the functional currency of the Company. The Company became registered as a securities broker-dealer and member of the Financial Industry Regulatory Authority ('FINRA') on December 23, 2020.

The Company is a member of the Securities and Investor Protection Corporation ('SIPC'). Its designated examining authority is FINRA. It trades via sponsored access on various equities exchanges and equities Alternative Trading Systems ('ATS', a regulated electronic trading system with registered broker-dealers that match buy and sell orders). The Company does not trade any derivative or debt products.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States ('US GAAP'). The financial statement is presented in U.S. dollars.

Use of estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

Financial instruments owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition under "Payable to broker-dealers and clearing organizations". Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Foreign currency transactions

Items included in the financial statement are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The financial statement is presented in U.S. dollars, which is the Company's functional currency.

Assets and liabilities denominated in non-U.S. Dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition.

XTX Execution Services LLC
Statement of Financial Condition as of December 31, 2025 (expressed in U.S. dollars in thousands unless otherwise stated)

Notes To The Financial Statement

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxes

The Company has filed an election for US Federal income tax purposes to be disregarded as a separate entity from its parent, a disregarded entity ("DRE"). As a DRE, the Company is treated as a division of its sole member and is not subject to tax on a standalone basis in all jurisdictions in which it currently operates. Pursuant to ASC 740, Income Taxes, an entity is not required to allocate the consolidated amount of its parent's income tax provision to the separate financial statement of a legal entity that is both not subject to tax and disregarded by the taxing authority.

Financial instruments sold not yet purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement as of December 31, 2025 at fair value which is the market value of the related securities. Such obligations have market risk to the extent that subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

3. CASH AND CASH EQUIVALENTS

Cash consists of deposits with banks. Cash equivalents consist of highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes, and highly liquid money market funds that invest in US Treasuries.

4. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3: Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments

XTX Execution Services LLC
Statement of Financial Condition as of December 31, 2025 (expressed in U.S. dollars in thousands unless otherwise stated)

Notes To The Financial Statement

4. FAIR VALUE MEASUREMENTS (continued)

categorized in level 3.

There were no transfers between different levels of the fair value hierarchy within the period.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2025. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgement and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Fair Value
Financial instruments owned, at fair value:				
Equity securities	$410,274	-	-	$410,274
Total financial instruments owned, at fair value	**$410,274**	**-**	**-**	**$410,274**
Financial instruments sold, not yet purchased, at fair value:				
Equity securities	$400,821	-	-	$400,821
Total financial instruments sold, not yet purchased, at fair value	**$400,821**	**-**	**-**	**$400,821**

The carrying value of all other financial assets and liabilities approximates fair value due to their short-term nature and are classified as either Level 1 (cash and cash equivalents, deposits with clearing organizations and others) or Level 2 (payable to broker-dealer and clearing organizations, accounts payable, due to related parties).

5. DUE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS

The Company clears its proprietary transactions through other broker-dealers. As of December 31, 2025, the Company had deposits due from these broker-dealers and clearing organizations of $254,714 and

XTX Execution Services LLC
Statement of Financial Condition as of December 31, 2025 (expressed in U.S. dollars in thousands unless otherwise stated)

Notes To The Financial Statement

5.   DUE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS (continued)

amounts due to broker-dealers and clearing organizations of $959. Included in deposits with clearing organizations and others are deposits, margin, and unsettled transactions. Amounts due to broker-dealers and clearing organizations consist of exchange and clearing fees payable.

6.   RELATED PARTIES

The Company is a fully owned subsidiary of XTX Holdings LLC, a company domiciled in the US and US tax resident.

Intercompany amounts in respect of recharges under expense sharing agreements due among related parties are interest free and repayable on demand. There have been no guarantees received from related parties or provided to related parties.

During the year, the Company received three capital contributions from XTX Holdings LLC totaling $148,000. In April the Company repaid the $37,000 loan outstanding to XTX Holdings Limited from the prior year.

The Company attributes profits to XTX Markets Technologies Limited, an affiliate of the Company, in respect of net profits initially booked within the Company but where management consider that the value-added activities in respect of the profits are provided by employees of XTX Markets Technologies Limited. These amounts are derived using a profit split calculation that reallocates profits and costs (comprising administrative, general and operating expenses) among affiliated entities based on the value-added activities performed globally.

Additionally, the Company pays amounts to XTX Markets Technologies Limited in respect of bespoke I.P. and execution activities, and costs recharged as described above between the Company and affiliated entities to ensure that each legal entity accurately bears its share of costs incurred. These costs include administrative, general and operating expenses, including employee compensation and benefits. Operating expenses consist of a combination of trading and back office I.T. costs including exchange connectivity, market data and back office subscription costs.

Related party charges shall not be viewed as the solicitation of services and/or sale of tangible personal property. Charges incurred by the Company are solely costs of the entity and related party charges are generated to allocate the reimbursement of these costs.

No formal settlement terms exist for settlement of any associated related party receivables or payables although a master netting agreement is in place that allows for net settlement of intercompany payables and receivables. Balances are typically settled on a monthly basis.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2025:

	Due to related parties	Due from related parties
XTX Markets Technologies Limited	$14,686	-
XTX Holdings Limited	-	$1
	$14,686	$1

XTX Execution Services LLC
Statement of Financial Condition as of December 31, 2025 (expressed in U.S. dollars in thousands unless otherwise stated)

Notes To The Financial Statement

6. RELATED PARTIES (continued)

The only receivables from related parties as of December 31, 2025 is overpaid interest and is presented within other assets in the statement of financial condition.

7. CREDIT RISK, FINANCING RISK AND MARKET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash deposit accounts with financial institutions which, at times, may exceed U.S. federal insured limits. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposure to equity prices, interest rates, commodity prices, credit prices and currency prices. Market risk is directly impacted by volatility and liquidity in the markets. As a trading firm operating a single dealer platform, the Company's trading levels may vary significantly on an intraday basis as a result of changing market and economic conditions. End of day positions may not be representative of trading levels conducted by the Company during the trading day.

The Company relies on service providers that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-US currencies or securities that are denominated in non-US currencies. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

8. CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business.

XTX Execution Services LLC
Statement of Financial Condition as of December 31, 2025 (expressed in U.S. dollars in thousands unless otherwise stated)

 Notes To The Financial Statement

9.   REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

During 2020, the Company applied for, and received permission from FINRA to adopt the alternative treatment for calculating capital requirements. Therefore, during 2025 the capital requirement of the Company has been $250 and it has remained in compliance with its minimum net capital requirement through the date of the financial statement and had net capital of $181,125, which was $180,875 in excess of its required net capital of $250.

The Company is subject to the Customer Protection Rule (SEC Rule 15c3-3), promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2025, and throughout the period, the Company did not carry security accounts for customers or perform custodial functions related to customer securities. Consequently, at December 31, 2025, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

10.   SEGMENT AND GEOGRAPHIC INFORMATION

The Company has one reportable segment: trading. The Company derives revenue primarily in the U.S. and manages the business activities on a consolidated basis. The trading segment derives revenue from trading securities and operating a single dealer platform (SDP), utilizing a proprietary electronic trading model. The accounting policies of the Company's trading segment are the same as those described in the summary of the significant accounting policies.

The Company's chief operating decision marker is the chief executive officer. The chief operating decision maker assesses performance for the trading segment and decides how to allocate resources based on net income and excess net capital, which is not a measure of profit and loss. The CODM manages the business activities using the information of the Company as a whole.

The measure of segment assets is reported on the statement of financial condition as total assets. The Company does not hold any long-lived assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets), in addition to excess net capital, in deciding whether to reinvest profits into the segment or other parts of the entity, such as to pay dividends. Net income also is used to monitor plan versus actual results.

11.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through February 27, 2026.

There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statement as of December 31, 2025.